[The Colonial BancGroup, Inc. Letterhead]

March 29, 2005

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Attn: Chris Windsor

Re:	The Colonial BancGroup, Inc. S-4 Registration Statement (File No. 333-120332)

Ladies and Gentlemen:

This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, with reference to the Form S-4 Registration Statement No. 333-120332 which was filed on November 9, 2004 (the “Registration Statement”) of The Colonial BancGroup, Inc. (the “Registrant”). Subsequent to filing the Registration Statement, and based partly on comments from the Commission staff, the Registrant and the other parties to the transaction decided to restructure the acquisition. Based on these decisions, the Registration Statement was no longer necessary. We hereby confirm that no securities have been issued pursuant to the Registration Statement. Accordingly, the Registrant hereby requests that the staff withdraw the Registration Statement.

Very truly yours,

The Colonial BancGroup, Inc.

/s/ W. Flake Oakley

By: W. Flake Oakley

Its: President